Mail Stop 4561

February 18, 2008

By U.S. Mail and facsimile to (309) 675-6171

James W. Owens
Chairman and Chief Executive Officer
Caterpillar Inc.
100 NE Adams Street
Preoria, Illinois 61629-7310

      Re: Caterpillar Inc.
                Definitive 14A
                Filed April 17, 2007
                File No. 001-2007

Dear Mr. Owens:

      We have reviewed your January 14, 2008 response to our comments of December 7, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

                Sincerely,

                Jay E. Ingram
                Senior Attorney